Exhibit 3.163

State of New Mexico

Corporation Bureau

Filed March 20, 2006

Limited Liability Company

Articles of Organization

The name of the limited liability company is Burlington Coat Factory of New Mexico, LLC.

The latest date upon which the company is to dissolve is perpetual.

The New Mexico street address of the company’s initial registered office is 125 Lincoln Avenue, Suite 223, Santa Fe, New Mexico 87501.

The name of the initial registered agent at that address is Corporation Service Company.

The street address of the company’s principal place of business is 1830 Route 130, Burlington, New Jersey 08016.

The limited liability company is a single member limited liability company.

/s/ Cindy Rashed Reilly

March 16, 2006.